Filed Pursuant to Rule 433
Registration No. 333-180289
April 2, 2014
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
ETF Underlying Supplement dated March 22, 2012)

HSBC USA Inc.
Buffered Accelerated Market Participation Securities™ ("Buffered AMPS")

▸ This free writing prospectus relates to three separate offerings:

- Buffered AMPS™ linked to the iShares® MSCI Mexico Capped ETF
- Buffered AMPS™ linked to the iShares® MSCI Taiwan ETF
- Buffered AMPS™ linked to the iShares® MSCI South Korea Capped ETF

▸ 24-month maturity

▸ 2x exposure to any positive return of the relevant reference asset, subject to a maximum return

▸ Protection from the first 10% of any losses of the relevant reference asset

▸ All payments on the securities are subject to the credit risk of HSBC USA Inc.

The Buffered Accelerated Market Participation Securities™ ("Buffered AMPS" or, each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-22 of this free writing prospectus.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document, page S-3 of the accompanying prospectus supplement and page S-2 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of each of the securities on the Pricing Date is expected to be between $950 and $990 per security, which will be less than the price to public. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-5 and "Risk Factors" beginning on page FWP-8 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.25% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-22 of this free writing prospectus.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC ◆◆

HSBC USA Inc.

Buffered Accelerated Market Participation Securities™ (Buffered AMPS)

iShares® MSCI Mexico Capped ETF
iShares® MSCI Taiwan ETF
iShares® MSCI South Korea Capped ETF

This free writing prospectus relates to three separate offerings of Buffered AMPS™ by HSBC USA Inc., each linked to the performance of a different Reference Asset as indicated below.

Reference Asset	Market Exposure	Ticker	Maximum Cap[1]	CUSIP
iShares® MSCI Mexico Capped ETF ("EWW")	Mexican large-, mid- and small-cap stocks	EWW	At least 17.00%	40432XYA3
iShares® MSCI Taiwan ETF ("EWT")	Taiwanese large- and mid-cap stocks	EWT	At least 16.00%	40432XYB1
iShares® MSCI South Korea Capped ETF ("EWY")	South Korean large- and mid-cap stocks	EWY	At least 18.00%	40432XYC9

[1] The actual Maximum Cap with respect to each offering will be determined on the Pricing Date.

Indicative Terms*

Principal Amount	$1,000 per security
Term	Approximately 24 months
Upside Participation Rate	200% (2x) exposure to any positive Reference Return, subject to the relevant Maximum Cap
Buffer Value	With respect to each offering, -10%
Reference Return	$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$
Payment at Maturity per security	**If the relevant underlying Reference Return is greater than zero**, you will receive the lesser of: a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and b) $1,000 + ($1,000 × Maximum Cap). **If the relevant Reference Return is less than or equal to zero but greater than or equal to the Buffer Value:** $1,000 (zero return). **If the relevant Reference Return is less than the Buffer Value:** $1,000 + ($1,000 × (Reference Return + 10%)). For example, if the Reference Return is -30%, you will suffer a 20% loss and receive 80% of the Principal Amount, subject to the credit risk of HSBC. If the Reference Return is less than the Buffer Value, you will lose up to 90% of your investment.
Initial Price	See page FWP-4
Final Price	See page FWP-4
Pricing Date	April [ ], 2014
Trade Date	April [ ], 2014
Original Issue Date	April [ ], 2014
Final Valuation Date	April [ ], 2016
Maturity Date	April [ ], 2016

* As more fully described beginning on page FWP-4.

The Buffered AMPS™

For investors who seek a particular Market Exposure and who believe that the corresponding Reference Asset will appreciate over the term of the Buffered AMPS, the Buffered AMPS provide an opportunity for accelerated returns (subject to a Maximum Cap). If the Reference Return is below the Buffer Value, then the Buffered AMPS are subject to 1:1 exposure to any potential decline of the Reference Asset beyond -10%.

If the relevant Reference Asset appreciates over the term of the securities, you will realize 200% (2x) of the relevant Reference Asset appreciation up to the relevant Maximum Cap. If the relevant Reference Asset declines, you will lose 1% of your investment for every 1% decline in the relevant Reference Asset beyond the -10% Buffer Value.

The offering period for the Buffered AMPS is through **April [ ], 2014**



Payoff Example

The table at right shows the hypothetical payout profile of an investment in the securities reflecting the 200% (2x) Upside Participation Rate and assuming a 16% Maximum Cap. The actual Maximum Cap with respect to your Buffered AMPS will be determined on the Pricing Date.

Reference Return	Participation in Reference Return	Buffered AMPS
20% 8%	2x upside exposure, subject to Maximum Cap	16% 16%
4% 2%	2.0x upside exposure	8% 4%
-5% -10%	Buffer of -10%	0% 0%
-11% -15%	1x Loss Beyond Buffer	-1% -5%

Information about each Reference Asset

Description of the EWW

The EWW seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Mexico IMI 25/50 Index. The MSCI Mexico IMI 25/50 Index was developed by MSCI to represent the broad-based equity market performance in Mexico.



Description of the EWT

The EWT seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Taiwan Index. The MSCI Taiwan Index was developed by MSCI to represent the broad-based equity market performance in Taiwan.



Description of the EWY

The EWY seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Korea 25/50 Index. The MSCI Korea 25/50 Index was developed by MSCI to represent the broad-based equity market performance in South Korea.



For further information on each Reference Asset, please see "Information Relating to the Securities Linked to the EWW," "Information Relating to the Securities Linked to the EWT" and "Information Relating to the Securities Linked to the EWY," as applicable, on page FWP-14, FWP-15 or FWP-16, as applicable. We have derived all disclosure regarding the Reference Assets from publicly available information. Neither HSBC USA Inc. nor any of its



affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Assets.

HSBC USA Inc.

Buffered Accelerated Market Participation Securities™ (Buffered AMPS)

iShares® MSCI Mexico Capped ETF
iShares® MSCI Taiwan ETF
iShares® MSCI South Korea Capped ETF

This free writing prospectus relates to three offerings of Buffered Accelerated Market Participation Securities. Each of the three securities will have the respective terms described in this free writing prospectus and the accompanying prospectus supplement, prospectus and ETF Underlying Supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the relevant Reference Return is less than the Buffer Value, lose up to 90% of your principal.**

This free writing prospectus relates to multiple offerings of securities, each linked to the performance of a specific index fund (each index fund, a "Reference Asset"). Each of the three securities will have the Maximum Cap indicated in the table below. The performance of each of the three securities does not depend on the performance of any of the other securities. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the relevant Reference Asset, as described below. The following key terms relate to the offerings of securities:

Issuer: HSBC USA Inc.

Principal Amount: $1,000 per security

Reference Asset: The relevant index fund, as indicated below:

Reference Asset	Ticker	Upside Participation Rate	Maximum Cap[1]	CUSIP/ISIN
iShares® MSCI Mexico Capped ETF	EWW	200%	At least 17.00%	40432XYA3/US40432XYA35
iShares® MSCI Taiwan ETF	EWT	200%	At least 16.00%	40432XYB1/US40432XYB18
iShares® MSCI South Korea Capped ETF	EWY	200%	At least 18.00%	40432XYC9/US40432XYC90

The actual Maximum Cap for each offering of securities will be determined on the Pricing Date.

Trade Date: April [ ], 2014

Pricing Date: April [ ], 2014

Original Issue Date: April [ ], 2014

Final Valuation Date: April [ ], 2016, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.

Maturity Date: 3 business days after the Final Valuation Date, and expected to be April [ ], 2016. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.

Payment at Maturity: On the Maturity Date, for each security, we will pay you the Final Settlement Value.

Reference Return: The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Final Settlement Value: ***If the relevant Reference Return is greater than zero,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of:

(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and

(b) $1,000 + ($1,000 × Maximum Cap).

If the relevant Reference Return is less than or equal to zero but greater than or equal to the Buffer Value, you will receive $1,000 per $1,000 Principal Amount (zero return).

If the relevant Reference Return is less than the Buffer Value, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × (Reference Return + 10%)).

Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Reference Return is below the Buffer Value. For example, if the Reference Return is -30%, you will suffer a 20% loss and receive 80% of the Principal Amount, subject to the credit risk of HSBC. **If the Reference Return is less than the Buffer Value, you will lose up to 90% of your investment.**

Buffer Value: With respect to each offering, -10%

Initial Price: The Official Closing Price of the relevant Reference Asset on the Pricing Date.

Final Price: The Official Closing Price of the Reference Asset on the Final Valuation Date, subject to adjustment by the calculation agent as described under "Additional Terms of the Notes—Antidilution and Reorganization Adjustments" in the accompanying ETF Underlying Supplement.

Official Closing Price: The closing price of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the price displayed on the relevant Bloomberg Professional® service page (with respect to the EWW, "EWW UP <EQUITY>," with respect to the EWT, "EWT UP <EQUITY>," and with respect to the EWY, "EWY UP <EQUITY>"), or, for each Reference Asset, any successor page on the Bloomberg Professional® service or any successor service, as applicable.

Form of Securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the securities will be less than the price you pay to purchase the securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors—The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the securities.

GENERAL

This free writing prospectus relates to three separate offerings of securities, each linked to a different Reference Asset identified on the cover page. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to a single Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although each offering of securities relates to a Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to such Reference Asset or any component security included in such Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the ETF Underlying Supplement dated March 22, 2012. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus, or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this free writing prospectus, page S-3 of the prospectus supplement and page S-2 of the ETF Underlying Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The Prospectus Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▶ The Prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

▶ The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016689/v306692_424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the relevant Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to the lesser of:

    (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and

    (b) $1,000 + ($1,000 × Maximum Cap).

If the relevant Reference Return is less than or equal to zero but greater than or equal to the Buffer Value, you will receive $1,000 per $1,000 Principal Amount (zero return).

If the relevant Reference Return is less than the Buffer Value, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

    $1,000 + ($1,000 × (Reference Return + 10%)).

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Value. For example, if the Reference Return is -30%, you will suffer a 20% loss and receive 80% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the relevant Reference Return is less than the Buffer Value, you will lose up to 90% of your investment.**

Interest

The securities will not pay interest.

Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the securities on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Reference Issuer

iShares, Inc. is the reference issuer for each Reference Asset.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▸ You seek an investment with an enhanced return linked to the potential positive performance of the relevant Reference Asset and you believe that the price of such Reference Asset will increase over the term of the securities.

▸ You are willing to invest in the securities based on the Maximum Cap indicated herein with respect to that security offering, which may limit your return at maturity. The actual Maximum Cap for each offering of securities will be determined on the Pricing Date.

▸ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the relevant Reference Return is less than -10%.

▸ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are willing to forgo dividends or other distributions paid to holders of the relevant Reference Asset.

▸ You do not seek current income from your investment.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the securities to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

▸ You believe the relevant Reference Return will be negative on the Final Valuation Date or that the relevant Reference Return will not be sufficiently positive to provide you with your desired return.

▸ You are unwilling to invest in the securities based on the Maximum Cap indicated herein with respect to that security offering, which may limit your return at maturity. The actual Maximum Cap for each offering of securities will be determined on the Pricing Date.

▸ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the relevant Reference Return is less than -10%.

▸ You seek an investment that provides full return of principal.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive the dividends or other distributions paid on the relevant Reference Asset.

▸ You seek current income from your investment.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the securities to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement and page S-2 of the ETF Underlying Supplement. Investing in the securities is not equivalent to investing directly in the relevant Reference Asset. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement, prospectus and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the securities described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▸ "— General Risks Related to Index Funds" in the ETF Underlying Supplement;

▸ "— Securities Prices Generally are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the ETF Underlying Supplement;

▸ "— Risks Associated with Non-U.S. Companies" in the ETF Underlying Supplement;

▸ "— Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the ETF Underlying Supplement;

▸ "— The Notes are Subject to Currency Exchange Risk" in the ETF Underlying Supplement; and

▸ "—There are Risks Associated with Emerging Markets" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.

You will be exposed to the decline in the Final Price from the Initial Price beyond the Buffer Value of -10%. Accordingly, if the relevant Reference Return is less than -10%, your Payment at Maturity will be less than the Principal Amount of your securities. You will lose up to 90% of your investment at maturity if the relevant Reference Return is less than the Buffer Value.

The appreciation on the securities is limited by the relevant Maximum Cap.

You will not participate in any appreciation in the price of the relevant Reference Asset (as multiplied by the Upside Participation Rate) beyond the relevant Maximum Cap. The Maximum Cap (to be determined on the Pricing Date) will be at least 17.00% with respect to the securities linked to the EWW, will be at least 16.00% with respect to the securities linked to the EWT, and will be at least 18.00% with respect to the securities linked to the EWY. You will not receive a return on the securities greater than the relevant Maximum Cap.

The amount payable on the securities is not linked to the price of the relevant Reference Asset at any time other than on the Final Valuation Date.

The Final Price will be based on the Official Closing Price of the relevant Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the relevant Reference Asset appreciates prior to the Final Valuation Date but then decreases on the Final Valuation Date to a price that is below the Initial Price, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the relevant Reference Asset prior to such decrease. Although the actual price of the relevant Reference Asset on the Maturity Date or at other times during the term of the securities may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the relevant Reference Asset on the Final Valuation Date.

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities will not bear interest.

As a holder of the securities, you will not receive interest payments.

Changes that affect the relevant Reference Asset will affect the market value of the securities and the amount you will receive at maturity.

The policies of the reference issuer of the Reference Assets concerning additions, deletions and substitutions of the constituents comprising each Reference Asset and the manner in which the reference issuer takes account of certain changes affecting those constituents may affect the price of the Reference Assets. The policies of the reference issuer with respect to the calculation of the Reference Assets could also affect the price of the Reference Assets. The reference issuer may discontinue or suspend calculation or dissemination of the Reference Assets. Any such actions could affect the value of the securities.

The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

The Estimated Initial Value of the securities, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the securities in the secondary market, if any.

The Estimated Initial Value of the securities will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the securities may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the securities to be more favorable to you. We will determine the value of the embedded derivatives in the securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your securities in the secondary market (if any exists) at any time.

The price of your securities in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the securities and the costs associated with structuring and hedging our obligations under the securities. If you were to sell your securities in the secondary market, if any, the price you would receive for your securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the securities to maturity. Any sale of the securities prior to maturity could result in a loss to you.

If we were to repurchase your securities immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the securities.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately three months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the securities and other costs in connection with the securities that we will no longer expect to incur over the term of the securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the securities based on changes in market conditions and other factors that cannot be predicted.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Risks associated with non-U.S. companies.

The price of the EWW, EWT and EWY each depend upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the securities. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the EWW, EWT and EWY and, as a result, the value of the relevant securities.

Risks associated with emerging markets.

An investment in each security will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

The securities will not be adjusted for changes in exchange rates.

Although the equity securities that are held by the EWW, EWT and EWY are traded in currencies other than U.S. dollars, and your securities are denominated in U.S. dollars, the amount payable on your securities at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the price of the EWW, EWT or EWY, and therefore your securities. The amount we pay in respect of your securities on the maturity date, if any, will be determined solely in accordance with the procedures described in this free writing prospectus.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the relevant Reference Asset relative to its Initial Price. We cannot predict the Final Price of the relevant Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the relevant Reference Asset or the return on your securities. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the securities for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Securities" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▸ Principal Amount: $1,000

▸ Upside Participation Rate: 200%

▸ Buffer Value: -10%

▸ Hypothetical Maximum Cap: 16% (The actual Maximum Cap for each offering of securities will be determined on the Pricing Date and with respect to the securities linked to the EWW will be at least 17.00%, with respect to the securities linked to the EWT will be at least 16.00% and with respect to the securities linked to the EWY will be at least 18.00%).

Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Securities
100.00%	$1,160.00	16.00%
80.00%	$1,160.00	16.00%
60.00%	$1,160.00	16.00%
40.00%	$1,160.00	16.00%
20.00%	$1,160.00	16.00%
15.00%	$1,160.00	16.00%
10.00%	$1,160.00	16.00%
8.00%	**$1,160.00**	16.00%
4.00%	$1,080.00	8.00%
2.00%	$1,040.00	4.00%
0.00%	**$1,000.00**	**0.00%**
-1.00%	$1,000.00	0.00%
-2.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	**$1,000.00**	**0.00%**
-20.00%	$900.00	-10.00%
-30.00%	$800.00	-20.00%
-40.00%	$700.00	-30.00%
-60.00%	$500.00	-50.00%
-80.00%	$300.00	-70.00%
-100.00%	$100.00	-90.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The relevant Reference Return is 2.00%.

Reference Return:	2.00%
Final Settlement Value:	**$1,040.00**

Because the relevant Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is less than the hypothetical Maximum Cap, the Final Settlement Value would be $1,040.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 2.00% × 200%)

= $1,040.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the relevant Reference Return multiplied by 200% when the Reference Return is positive and, as multiplied by the Upside Participation Rate, equal to or less than the relevant Maximum Cap.

Example 2: The relevant Reference Return is 15.00%.

Reference Return:	15.00%
Final Settlement Value:	**$1,160.00**

Because the relevant Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is greater than the hypothetical Maximum Cap, the Final Settlement Value would be $1,160.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Maximum Cap)

= $1,000 + ($1,000 × 16.00%)

= $1,160.00

Example 2 shows that you will receive the return of your principal investment plus a return equal to the relevant Maximum Cap when the relevant Reference Return is positive and the Reference Return multiplied by 200% exceeds the Maximum Cap.

Example 3: The relevant Reference Return is -5.00%.

Reference Return:	-5.00%
Final Settlement Value:	**$1,000.00**

Because the relevant Reference Return is less than zero but greater than the Buffer Value of -10%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount (a zero return).

Example 3 shows that you will receive the return of your principal investment where the price of the relevant Reference Asset declines by no more than 10% over the term of the securities.

Example 4: The relevant Reference Return is -30.00%.

Reference Return:	-30.00%
Final Settlement Value:	**$800.00**

Because the relevant Reference Return is less than the Buffer Value of -10%, the Final Settlement Value would be $800.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × (Reference Return + 10%))

= $1,000 + ($1,000 × (-30.00% + 10%))

= $800.00

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the price of the relevant Reference Asset beyond the Buffer Value of -10%. **YOU MAY LOSE UP TO 90% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.**

INFORMATION RELATING TO THE SECURITIES LINKED TO THE iShares® MSCI Mexico Capped ETF

The disclosure relating to the EWW contained below relates only to the offering of securities linked to the EWW.

Description of the EWW

The EWW seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Mexico IMI 25/50 Index. The MSCI Mexico IMI 25/50 Index was developed by MSCI to represent the broad-based equity market performance in Mexico.

Historical Performance of the EWW

The following graph sets forth the historical performance of the EWW based on the daily historical closing prices from January 2, 2008 through March 31, 2014. The closing price for the EWW on March 31, 2014 was $63.95. We obtained the closing prices below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical prices of the EWW should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of the EWW on the Final Valuation Date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2008	3/31/2008	59.70	47.52	59.10
4/1/2008	6/30/2008	63.32	56.23	56.94
7/1/2008	9/30/2008	56.31	43.11	46.67
10/1/2008	12/31/2008	46.82	23.25	32.27
1/2/2009	3/31/2009	35.16	21.53	27.10
4/1/2009	6/30/2009	37.98	26.89	36.86
7/1/2009	9/30/2009	45.92	34.04	43.68
10/1/2009	12/31/2009	51.68	41.56	48.87
1/4/2010	3/31/2010	53.56	44.72	53.37
4/1/2010	6/30/2010	59.00	45.20	47.89
7/1/2010	9/30/2010	53.68	46.56	52.99
10/1/2010	12/31/2010	62.03	53.37	61.92
1/3/2011	3/31/2011	63.46	58.04	62.85
4/1/2011	6/30/2011	64.64	58.77	62.56
7/1/2011	9/30/2011	63.56	46.80	48.96
10/3/2011	12/30/2011	57.85	46.65	53.76
1/3/2012	3/30/2012	62.75	53.94	62.52
4/2/2012	6/29/2012	63.75	53.49	61.45
7/2/2012	9/28/2012	66.39	60.19	65.39
10/1/2012	12/31/2012	69.00	62.96	67.26
1/2/2013	3/29/2013*	74.85	69.39	74.44
4/1/2013	6/28/2013	76.64	57.60	65.07
7/1/2013	9/30/2013	70.49	60.61	63.76
10/1/2013	12/31/2013	68.72	61.65	68.00
1/2/2014	3/31/2014	67.49	58.84	63.95

*Prior to February 11, 2013, the EWW tracked the MSCI Mexico Investable Market Index, after which date it began to track the MSCI Mexico IMI 25//50 Index. See "Additional Information About the Reference Assets—The iShares® MSCI Mexico Capped ETF" on page FWP-17.

INFORMATION RELATING TO THE SECURITIES LINKED TO THE iShares® MSCI TAIWAN ETF

The disclosure relating to the EWT contained below relates only to the offering of securities linked to the EWT.

Description of the EWT

The EWT seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Taiwan Index. The MSCI Taiwan Index was developed by MSCI to represent the broad-based equity market performance in Taiwan.

Historical Performance of the EWT

The following graph sets forth the historical performance of the EWT based on the daily historical closing prices from January 2, 2008 through March 31, 2014. The closing price for the EWT on March 31, 2014 was $14.38. We obtained the closing prices below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical prices of the EWT should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of the EWT on the Final Valuation Date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2008	3/31/2008	17.30	12.62	15.85
4/1/2008	6/30/2008	17.49	14.01	14.13
7/1/2008	9/30/2008	14.10	9.86	10.77
10/1/2008	12/31/2008	10.89	6.50	7.59
1/2/2009	3/31/2009	8.55	6.42	8.07
4/1/2009	6/30/2009	11.46	8.22	10.09
7/1/2009	9/30/2009	12.41	10.11	12.30
10/1/2009	12/31/2009	13.34	11.46	12.97
1/4/2010	3/31/2010	13.45	11.24	12.55
4/1/2010	6/30/2010	13.19	10.81	11.20
7/1/2010	9/30/2010	13.60	11.05	13.55
10/1/2010	12/31/2010	15.63	13.02	15.62
1/3/2011	3/31/2011	16.08	13.74	14.87
4/1/2011	6/30/2011	16.06	14.54	15.18
7/1/2011	9/30/2011	15.54	11.61	11.81
10/3/2011	12/30/2011	13.69	11.20	11.71
1/3/2012	3/30/2012	13.83	11.75	13.43
4/2/2012	6/29/2012	13.38	11.47	12.23
7/2/2012	9/28/2012	13.71	11.50	13.36
10/1/2012	12/31/2012	13.88	12.51	13.62
1/2/2013	3/29/2013	13.83	13.07	13.34
4/1/2013	6/28/2013	14.40	12.49	13.30
7/1/2013	9/30/2013	14.50	12.96	13.92
10/1/2013	12/31/2013	14.77	13.75	14.42
1/2/2014	3/31/2014	14.47	13.27	14.38

INFORMATION RELATING TO THE SECURITIES LINKED TO THE iShares® MSCI SOUTH KOREA CAPPED ETF

The disclosure relating to the EWY contained below relates only to the offering of securities linked to the EWY.

Description of the EWY

The EWY seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Korea 25/50 Index. The MSCI Korea 25/50 Index was developed by MSCI to represent the broad-based equity market performance in South Korea.

Historical Performance of the EWY

The following graph sets forth the historical performance of the EWY based on the daily historical closing prices from January 2, 2008 through March 31, 2014. The closing price for the EWY on March 31, 2014 was $61.50. We obtained the closing prices below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical prices of the EWY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of the EWY on the Final Valuation Date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2008	3/31/2008	64.30	48.60	55.79
4/1/2008	6/30/2008	61.41	50.90	51.18
7/1/2008	9/30/2008	52.15	36.11	39.73
10/1/2008	12/31/2008	39.60	19.00	27.89
1/2/2009	3/31/2009	30.71	19.93	28.47
4/1/2009	6/30/2009	37.64	28.95	34.79
7/1/2009	9/30/2009	48.09	34.00	47.38
10/1/2009	12/31/2009	48.08	42.27	47.64
1/4/2010	3/31/2010	50.54	43.15	50.00
4/1/2010	6/30/2010	53.14	40.66	44.71
7/1/2010	9/30/2010	53.82	43.95	53.49
10/1/2010	12/31/2010	61.23	52.58	61.19
1/3/2011	3/31/2011	64.61	56.10	64.35
4/1/2011	6/30/2011	69.99	61.03	65.00
7/1/2011	9/30/2011	68.02	45.20	46.57
10/3/2011	12/30/2011	58.61	44.69	52.26
1/3/2012	3/30/2012	60.89	51.79	59.54
4/2/2012	6/29/2012	61.56	50.94	54.81
7/2/2012	9/28/2012	61.23	50.93	59.13
10/1/2012	12/31/2012	63.41	55.99	63.36
1/2/2013	3/29/2013	65.00	57.13	59.43
4/1/2013	6/28/2013	59.35	49.57	53.20
7/1/2013	9/30/2013	64.50	51.37	61.53
10/1/2013	12/31/2013	66.06	61.05	64.67
1/2/2014	3/31/2014	62.44	57.28	61.50

Additional Information About the Reference Assets

We have derived all information contained in this document regarding the Reference Assets, including, without limitation, their make-up, method of calculation and changes in their components, from publicly available information. Such information reflects the policies of, and is subject to change by iShares®, Inc. ("iShares"). We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources. The Reference Assets are investment portfolios maintained and managed by iShares and advised by BlackRock Fund Advisors ("BFA"). iShares is a registered investment company that consists of numerous separate investment portfolios, including the Reference Assets.

iShares consists of numerous separate investment portfolios (the "iShares® Funds"), including the Reference Assets, which seek investment results that correspond generally to the price and yield performance, before fees and expenses, of their respective underlying indices (the MSCI Mexico IMI 25/50 Index, the MSCI Taiwan Index, and the MSCI Korea 25/50 Index, each an "Underlying Index"). These Reference Assets typically earn income from dividends on securities included in their respective underlying indices. These amounts, net of expenses and taxes (if applicable), are passed along to these Reference Assets' shareholders as "ordinary income." In addition, these Reference Assets realize capital gains or losses whenever they sell securities. Net long term capital gains are distributed to shareholders as "capital gain distributions." However, because the securities are linked only to the share price of the relevant Reference Asset, you will not be entitled to receive income, dividend, or capital gain distributions from these Reference Assets or any equivalent payments.

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this document. We make no representation or warranty as to the accuracy or completeness or such information. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. As a prospective purchaser of securities, you should undertake an independent investigation of the relevant Reference Asset, as in your judgment is appropriate to make an informed decision with respect to an investment linked to such Reference Asset.

"iShares®" and "BlackRock®" are registered trademarks of BlackRock®. The securities are not sponsored, endorsed, sold, or promoted by BlackRock®, or by any of the iShares® Funds. Neither BlackRock® nor the iShares® Funds make any representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. Neither BlackRock® nor the iShares® Funds shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of the securities or in connection with our use of information about the Reference Asset or any of the iShares® Funds.

The iShares® MSCI Mexico Capped ETF ("EWW")

Investment Objective and Strategy. The EWW tracked the MSCI Mexico Investable Market Index until February 11, 2013, when it began to track the MSCI Mexico IMI 25/50 Index, its Underlying Index. Accordingly, the EWW's prices prior to that date may be of little importance in evaluating its future performance. This Reference Asset trades on NYSE Arca under the ticker symbol "EWW."

The EWW uses a representative sampling strategy (as described below under "Representative Sampling") to try to track its Underlying Index. The EWW will at all times invest at least 80% of its assets in the securities of its Underlying Index and depository receipts representing securities in its Underlying Index, and may invest the remainder of its assets in securities that are not in its Underlying Index, but which BFA believes will help the EWW track the index. The EWW also may participate in other investments, including futures contracts, options on futures contracts, options and swaps related to its Underlying Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates.

Representative Sampling. The EWW pursues a "representative sampling" strategy in attempting to track the performance of its Underlying Index, and generally does not hold all of the equity securities that comprise the index. The EWW invests in a representative sample of securities, which collectively have a similar investment profile as its Underlying Index. The securities selected have, in the aggregate, investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of its Underlying Index.

Correlation. The Underlying Index is a theoretical financial calculation, while the EWW is an actual investment portfolio. The performance of the EWW and its Underlying Index will vary somewhat due to transaction costs, non-U.S. currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), timing variances and differences between EWW's portfolio and its Underlying Index resulting from legal restrictions (such as diversification requirements) that apply to EWW but not to its Underlying Index or to the use of representative sampling. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." BFA expects that over time, the EWW's tracking error will not exceed 5%. The EWW, which uses a representative sampling strategy, can be expected to have a greater tracking error than a fund using a replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in that underlying index.

Industry Concentration Policy. The EWW will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that its Underlying Index is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Description of the MSCI Mexico IMI 25/50 Index

We have derived all information in this document regarding the Underlying Indices, including, without limitation, their make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI Inc. ("MSCI") or any of its affiliates (the "Index Sponsor"). The Index Sponsor owns the copyright and all other rights to the Underlying Indices. The Index Sponsor has no obligation to continue to publish, and may discontinue publication of, the Underlying Indices. We have not independently investigated the accuracy or completeness of such information.

The MSCI Mexico IMI 25/50 Index is an index created by applying the weight constraints described below to the MSCI Mexico Investable Market Index. The MSCI Mexico IMI 25/50 Index is calculated daily in the Mexican peso and published in real time every 15 seconds during market trading hours.

The iShares® MSCI South Korea Capped ETF ("EWY")

The EWY is intended to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of its Underlying Index, the MSCI Korea 25/50 Index. This basket component trades on NYSE Arca under the ticker symbol "EWY."

Description of the MSCI South Korea IMI 25/50 Index

The MSCI Korea 25/50 Index consists of stocks traded primarily on the Stock Market Division of the Korean Exchange. The MSCI Korea 25/50 Index is a free-float adjusted market capitalization weighted index with a capping methodology applied to issuer weights so that no issuer of a component exceeds 25% of the index weight and all issuers with weight above 5% do not exceed 50% of the index weight.

The MSCI Korea 25/50 Index is part of the MSCI Equity Indices series and is an MSCI Global Investable Market Index, which is an index family within the MSCI International Equity Indices. The index is classified as "EM," as defined below.

Objectives and Guiding Principles Underlying the MSCI 25/50 Indices

Under current regulations, a fund needs to satisfy certain tests, such as those relating to asset diversification and sources of income, for qualification as a "regulated investment company" or "RIC." More specifically, one requirement of a RIC is that, at the end of each quarter of a RIC's tax year, no more than 25% of the value of the RIC's assets may be invested in a single issuer and the sum of the weights of all issuers representing more than 5% of the fund should not exceed 50% of the fund's total assets. The MSCI 25/50 Indices take into account these investments limits, offering a benchmarking alternative for RIC compliant funds.

The following principles have guided MSCI in designing a methodology for constructing the MSCI 25/50 Indices from underlying non constrained indices.

Reflecting the 25% and 50% concentration constraints. Ensuring timely and on-going reflection of the constraints requires an MSCI 25/50 Index to be rebalanced periodically. The MSCI 25/50 Indices are rebalanced in February, May, August and November.

Minimizing tracking error to the Parent Index. MSCI seeks to achieve this by rebalancing an MSCI 25/50 Index using an optimization process that aims to minimize the constituent weight differences between that MSCI 25/50 Index and the relevant parent index. The active risk or the tracking error of an MSCI 25/50 Index versus the relevant parent index is measured as the distance between the constituent weights of that MSCI 25/50 Index and the relevant parent index.

Index Construction and Maintenance Methodology

Constructing and Rebalancing the MSCI 25/50 Indices

The MSCI 25/50 Index methodology follows a portfolio optimization framework. The Barra Optimizer is utilized to perform the optimization function, which is aimed at minimizing index turnover, tracking error and extreme deviation from the relevant parent index. The Barra Optimizer is an algorithm designed to facilitate the portfolio construction process.

Minimizing transaction cost. A transaction cost is applied as a proxy for index turnover on rebalancing from each MSCI 25/50 Index.

Minimum weight of constituents. The minimum weight of any MSCI 25/50 Index constituent is equal to the weight of the smallest constituent in the relevant parent index.

Buffer Rules. A buffer of 10% of the value of each constraint is used in order to reduce the risk of non-compliance due to short term market movements between two quarterly rebalancing. As a result, at the point of constructing or rebalancing the MSCI 25/50 Indices, the weight of any single issuer cannot exceed 22.5% of the index weight and all issuers with weight above 4.5% cannot exceed 45% of the index weight.

Maintenance Rules

Quarterly Index Reviews. The MSCI 25/50 Indices are rebalanced quarterly and the changes resulting from the rebalancing are made as of the close of the last business day of each February, May, August and November, to coincide with the quarterly index reviews of their parent indices. The MSCI 25/50 Indices are in general rebalanced five business days before the effective date. The changes resulting from the rebalancing are announced on the same day. In case a pro forma MSCI 25/50 Index violates the 25/50 constraints between the announcement date and the effective date, the previously announced results will be discarded and a newly rebalanced MSCI 25/50 Index will be announced.

At each rebalancing, a constraint factor is calculated for each constituent of each MSCI 25/50 Index. The constraint factor is defined as the weight in the applicable MSCI 25/50 Index at the time of the rebalancing *divided* by the weight in the relevant parent index. The constraint factor as well as the constituents of each MSCI 25/50 Index remains constant between index reviews except in case of corporate events.

Ongoing Event Related Changes. A security added to a parent index following a corporate event is added to the relevant MSCI 25/50 Index with an estimated capped weight, without rebalancing of the MSCI 25/50 index.

In the event of a merger or an acquisition where an index constituent acquires another index constituent or merges with another index constituent, the remaining company is maintained in the relevant MSCI 25/50 Index with a constraint factor calculated as the weighted average of the constraint factors before the corporate event.

If a spun-off security of an index constituent is added to a parent index, it will be added to the relevant MSCI 25/50 Index with the same constraint factor as the parent security.

The deletion of a constituent from a parent index following a corporate event triggers its deletion from the relevant MSCI 25/50 Index without rebalancing of that MSCI 25/50 Index.

The addition of a newly eligible security in a parent index — for example, an early inclusion of a large initial public offering, or a security migrating to that parent index from another size segment — will result in the inclusion of that security in the relevant MSCI 25/50 Index and consequently trigger the full rebalancing of that MSCI 25/50 Index.

Issuer Concentration Issues. A minimum of 15 issuers in the relevant parent index is required at any point in time for an MSCI 25/50 Index to be rebalanced as described above. In the event the number of issuers drops below 15 but remains above 11 following a corporate event or a regular index review, MSCI will apply certain adjustments.

An MSCI 25/50 Index will need to be discontinued if the number of issuers decreases to less than 12, as mathematically no solution can satisfy the 25% and 50% constraints. MSCI will however temporarily maintain the MSCI 25/50 Index for a minimum of two months before discontinuation by adding the necessary number of securities to that MSCI 25/50 Index. The index discontinuation will coincide with one of the subsequent regular index reviews.

In the event that no securities are eligible for temporary addition to the relevant MSCI 25/50 Index, MSCI will provide an index, as close as possible to the 25/50 constraints, for a minimum of two months before discontinuation.

The MSCI Mexico Investable Market Index

The MSCI Mexico Investable Market Index is a free float-adjusted market capitalization index of securities listed on the Mexican Stock Exchange. Component companies must meet objective criteria for inclusion in the MSCI Mexico Investable Market Index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. The MSCI Mexico Investable Market Index is calculated daily in the local currencies and published in real time every 15 seconds during market trading hours.

Please refer to "The iShares[®] MSCI Mexico Investable Market Index Fund—Description of the MSCI Mexico Investable Market Index" in the ETF Underlying Supplement for more information relating to the calculation and maintenance of the MSCI Mexico IMI 25/50 Index. For these purposes, the MSCI Mexico IMI 25/50 Index is deemed to be included in the MSCI Mexico Investable Market Index described in the ETF Underlying Supplement.

The iShares[®] MSCI Taiwan ETF ("EWT")

The EWT tracks the MSCI Taiwan Index, its Underlying Index. This Reference Asset trades on NYSE Arca under the ticker symbol "EWT."

The MSCI Taiwan Index is a free float-adjusted market capitalization index of publicly traded securities in the Taiwanese market as listed on the Singapore Exchange and Taiwan Futures Exchange. The MSCI Taiwan Index is reported by Bloomberg L.P. under the ticker symbol "TAMSCI." The MSCI Taiwan Index is published in real time every 60 seconds during market trading hours. The index has a base date of December 31, 1987, an initial value of 100, and is calculated in Taiwan dollars. As of February 28, 2014, the five largest sector weights were: Information Technology (54.27), Financials (17.61%), Materials (11.79%), Consumer Discretionary (4.86%), and Telecommunication Services (4.73%). As of that date, the index had 107 index components, and Taiwan Semiconductor Manufacturing Company Limited accounted for 20.14% of the weight of the index.

The MSCI Taiwan Index is part of the MSCI Equity Indices series and is an MSCI Global Investable Market Index, which is an index family within the MSCI International Equity Indices. The index is classified as "EM," as defined below.

General - MSCI Indices

MSCI provides global equity indices intended to measure equity performance in international markets and the MSCI International Equity Indices are designed to serve as global equity performance benchmarks. In constructing these indices, MSCI applies its index construction and maintenance methodology across developed, emerging, and frontier markets.

MSCI enhanced the methodology used in its MSCI International Equity Indices. The MSCI Standard and MSCI Small Cap Indices, along with the other MSCI equity indices based on them, transitioned to the global investable market indices methodology described below. The transition was completed at the end of May 2008. The Enhanced MSCI Standard Indices are composed of the MSCI Large Cap and Mid Cap Indices. The MSCI Global Small Cap Index transitioned to the MSCI Small Cap Index resulting from the Global Investable Market Indices methodology and contains no overlap with constituents of the transitioned MSCI Standard Indices. Together, the relevant MSCI Large Cap, Mid Cap, and Small Cap Indices will make up the MSCI investable market index for each country, composite, sector, and style index that MSCI offers.

Constructing the MSCI Global Investable Market Indices. MSCI undertakes an index construction process, which involves:

- defining the equity universe;

- determining the market investable equity universe for each market;

- determining market capitalization size segments for each market;

- applying index continuity rules for the MSCI Standard Index;

- creating style segments within each size segment within each market; and

- classifying securities under the Global Industry Classification Standard (the "GICS").

Defining the Equity Universe. The equity universe is defined by:

- Identifying Eligible Equity Securities: the equity universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets ("DM") or Emerging Markets ("EM"). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the equity universe. Real Estate Investment Trusts in some countries are also eligible for inclusion.

- Classifying Eligible Securities into the Appropriate Country: each company and its securities (i.e., share classes) are classified in only one country.

Determining the Market Investable Equity Universes. A market investable equity universe for a market is derived by applying investability screens to individual companies and securities in the equity universe that are classified in that market. A market is equivalent to a single country, except in DM Europe.

The investability screens used to determine the investable equity universe in each market are as follows:

- *Equity Universe Minimum Size Requirement:* this investability screen is applied at the company level. In order to be included in a market investable equity universe, a company must have the required minimum full market capitalization.

- *Equity Universe Minimum Free Float-Adjusted Market Capitalization Requirement:* this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the equity universe minimum size requirement.

- *EM Minimum Liquidity Requirement:* this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have adequate liquidity. The twelve-month and three-month Annual Traded Value Ratio ("ATVR"), a measure that screens out extreme daily trading volumes and takes into account the free float-adjusted market capitalization size of securities, together with the three-month frequency of trading are used to measure liquidity. In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 15% of three- and twelve-month ATVR and 80% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of an EM.

- *Global Minimum Foreign Inclusion Factor Requirement:* this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security's Foreign Inclusion Factor ("FIF") must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a market investable equity universe.

- *Minimum Length of Trading Requirement:* this investability screen is applied at the individual security level. For an initial public offering ("IPO") to be eligible for inclusion in a market investable equity universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a semi-annual index review (as described below). This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the minimum length of trading requirement and may be included in a market investable equity universe and the Standard Index outside of a Quarterly or Semi-Annual Index Review.

Defining Market Capitalization Size Segments for Each Market. Once a market investable equity universe is defined, it is segmented into the following size−based indices:

- Investable Market Index (Large + Mid + Small);

- Standard Index (Large + Mid);

- Large Cap Index;

- Mid Cap Index; or

- Small Cap Index.

Creating the size segment indices in each market involves the following steps:

- defining the market coverage target range for each size segment;

- determining the global minimum size range for each size segment;

- determining the market size-segment cutoffs and associated segment number of companies;

- assigning companies to the size segments; and

- applying final size-segment investability requirements.

Index Continuity Rules for the Standard Indices. In order to achieve index continuity, as well as to provide some basic level of diversification within a market index, and notwithstanding the effect of other index construction rules described in this section, a minimum number of three constituents will be maintained for an EM Standard Index.

Creating Style Indices within Each Size Segment. All securities in the investable equity universe are classified into value or growth segments using the MSCI Global Value and Growth methodology.

Classifying Securities under the Global Industry Classification Standard. All securities in the global investable equity universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with Standard & Poor's, the GICS. Under the GICS, each company is assigned to one sub−industry according to its principal business activity. Therefore, a company can belong to only one industry grouping at each of the four levels of the GICS.

Index Maintenance

The MSCI global investable market indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability, and low index turnover. In particular, index maintenance involves:

(i) Semi−Annual Index Reviews ("SAIRs") in May and November of the Size Segment and Global Value and Growth Indices which include:

- updating the indices on the basis of a fully refreshed equity universe;

- taking buffer rules into consideration for migration of securities across size and style segments; and

- updating FIFs and Number of Shares ("NOS").

(ii) Quarterly Index Reviews in February and August of the Size Segment Indices aimed at:

- including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index;

- allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR; and

- reflecting the impact of significant market events on FIFs and updating NOS.

(iii) Ongoing Event−Related Changes: changes of this type are generally implemented in the indices as they occur. Significantly large IPOs are included in the indices after the close of the company's tenth day of trading.

Neither we nor any of our affiliates accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the index or any successor to the index. MSCI does not guarantee the accuracy or the completeness of the index, or any data included in the index. MSCI assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the index. MSCI disclaims all responsibility for any errors or omissions in the calculation and dissemination of the index, or the manner in which the index is applied in determining the amount payable on the securities at maturity.

EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the relevant Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities—Senior Debt Securities—Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.25% per $1,000 Principal Amount in connection with the distribution of the securities to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the relevant Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the relevant Reference Asset. Pursuant to this approach and subject to the discussion below regarding "constructive ownership transactions," we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code"), contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Reference Assets (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the security at fair market value and sold them at fair market value on the Maturity Date (if the security was held until the Maturity Date) or on the date of sale or exchange of the security (if the security was sold or exchanged prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the security).

Although the matter is not clear, there exists a risk that an investment in the securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the securities will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each security linked to the relevant Reference Asset will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the relevant Underlying Shares at fair market value on the original issue date of such security for an amount equal to the "issue price" of the security and, upon the date of sale, exchange or maturity of the security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the security). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the relevant Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2016. However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the securities.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

Free Writing Prospectus

General	FWP-6
Payment at Maturity	FWP-7
Investor Suitability	FWP-8
Risk Factors	FWP-8
Illustrative Examples	FWP-12
Information Relating to the Securities Linked to the iShares® MSCI Mexico Capped ETF	FWP-14
Information Relating to the Securities Linked to the iShares® MSCI Taiwan ETF	FWP-15
Information Relating to the Securities Linked to the iShares® MSCI South Korea Capped ETF	FWP-16
Events of Default and Acceleration	FWP-22
Supplemental Plan of Distribution (Conflicts of Interest)	FWP-22
U.S. Federal Income Tax Considerations	FWP-23

ETF Underlying Supplement

Risk Factors	S-2
Reference Sponsors	S-8
The SPDR® Dow Jones Industrial Average℠ ETF Trust	S-8
The POWERSHARES QQQ TRUST℠, SERIES 1	S-11
The iShares® MSCI Mexico Investable Market Index Fund	S-15
The iShares® MSCI Brazil Index Fund	S-18
The iShares® MSCI Emerging Markets Index Fund	S-21
The iShares® MSCI EAFE Index Fund	S-24
The SPDR S&P 500 ETF Trust	S-26
The Market Vectors Gold Miners ETF	S-30
The iShares® Dow Jones U.S. Real Estate Index Fund	S-33
The iShares® FTSE China 25 Index Fund	S-36
The iShares® S&P Latin America 40 Index Fund	S-39
The Financial Select Sector SPDR® Fund	S-42
The iShares® Dow Jones Transportation Average Index Fund	S-45
The Energy Select SPDR® Fund	S-47
The Health Care Select SPDR® Fund	S-50
Other Components	S-52
Additional Terms of the Notes	S-52

Prospectus Supplement

Risk Factors	S-3
Risks Relating to Our Business	S-3
Risks Relating to All Note Issuances	S-3
Pricing Supplement	S-7
Description of Notes	S-8
Use of Proceeds and Hedging	S-30
Certain ERISA Considerations	S-30
U.S. Federal Income Tax Considerations	S-32
Supplemental Plan of Distribution (Conflicts of Interest)	S-49

Prospectus

About this Prospectus	1
Risk Factors	1
Where You Can Find More Information	1
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	3
Description of Preferred Stock	15
Description of Warrants	21
Description of Purchase Contracts	25
Description of Units	28
Book-Entry Procedures	30
Limitations on Issuances in Bearer Form	35
U.S. Federal Income Tax Considerations Relating to Debt Securities	35
Plan of Distribution (Conflicts of Interest)	51
Notice to Canadian Investors	53
Notice to EEA Investors	58
Certain ERISA Matters	59
Legal Opinions	60
Experts	60

You should only rely on the information contained in this free writing prospectus, any accompanying underlying supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, any accompanying underlying supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, any accompanying underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, any accompanying underlying supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Buffered Accelerated Market Participation Securities Linked to the iShares® MSCI Mexico Capped ETF

$ Buffered Accelerated Market Participation Securities Linked to the iShares® MSCI Taiwan ETF

$ Buffered Accelerated Market Participation Securities Linked to the iShares® MSCI South Korea Capped ETF

April 2, 2014

FREE WRITING PROSPECTUS